SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 5)*

Hospitality Investors Trust, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44107J108
(CUSIP Number)

Justin Beber
Brookfield Asset Management Inc.
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario M5J2T3
Telephone: (416) 359-8598
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven L. Wilner, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000
August 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.          Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 30 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44107J108	13D	Page 2 of 17 Pages
1	NAMES OF REPORTING PERSONS
Brookfield Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,668,813.29*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,668,813.29*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,668,813.29*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.29%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*See Item 5.
** The calculation is based on 67,797,322.29 shares of Common Stock (as defined herein) outstanding, which includes (i) the 39,166,129 shares of Common Stock outstanding as of August 1, 2020 (which includes the 37,620 Restricted Shares (as defined below) granted to BSREP II Board (as defined below), 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer (as defined below) as described below in Item 5), based on information received from the Issuer, and (ii) 28,631,193.29 shares of Common Stock issuable upon redemption of OP Units (as defined herein) deliverable upon conversion of the Class C Units (as defined herein).

CUSIP No. 44107J108	13D	Page 3 of 17 Pages
1	NAMES OF REPORTING PERSONS
Partners Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,668,813.29*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,668,813.29*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,668,813.29*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.29%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 67,797,322.29 shares of Common Stock outstanding, which includes (i) the 39,166,129 shares of Common Stock outstanding as of August 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 28,631,193.29 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 4 of 17 Pages
1	NAMES OF REPORTING PERSONS
Brookfield Holdings Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,668,813.29*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,668,813.29*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,668,813.29*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.29%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 67,797,322.29 shares of Common Stock outstanding, which includes (i) the 39,166,129 shares of Common Stock outstanding as of August 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 28,631,193.29 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 5 of 17 Pages
1	NAMES OF REPORTING PERSONS
Brookfield US Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,668,813.29*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,668,813.29*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,668,813.29*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.29%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 67,797,322.29 shares of Common Stock outstanding, which includes (i) the 39,166,129 shares of Common Stock outstanding as of August 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 28,631,193.29 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 6 of 17 Pages
1	NAMES OF REPORTING PERSONS
Brookfield US Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,668,813.29*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,668,813.29*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,668,813.29*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.29%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* See Item 5.
** The calculation is based on 67,797,322.29 shares of Common Stock outstanding, which includes (i) the 39,166,129 shares of Common Stock outstanding as of August 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 28,631,193.29 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 7 of 17 Pages
1	NAMES OF REPORTING PERSONS
BUSC Finance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,668,813.29*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,668,813.29*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,668,813.29*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.29%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 67,797,322.29 shares of Common Stock outstanding, which includes (i) the 39,166,129 shares of Common Stock outstanding as of August 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 28,631,193.29 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 8 of 17 Pages
1	NAMES OF REPORTING PERSONS
Brookfield Property Master Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,668,813.29*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,668,813.29*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,668,813.29*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.29%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 67,797,322.29 shares of Common Stock outstanding, which includes (i) the 39,166,129 shares of Common Stock outstanding as of August 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 28,631,193.29 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 9 of 17 Pages
1	NAMES OF REPORTING PERSONS
Brookfield Property Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,668,813.29*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,668,813.29*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,668,813.29*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.29%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 67,797,322.29 shares of Common Stock outstanding, which includes (i) the 39,166,129 shares of Common Stock outstanding as of August 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 28,631,193.29 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 10 of 17 Pages
1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II GP OF GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,668,813.29*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,668,813.29*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,668,813.29*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.29%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 67,797,322.29 shares of Common Stock outstanding, which includes (i) the 39,166,129 shares of Common Stock outstanding as of August 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 28,631,193.29 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 11 of 17 Pages
1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II GP L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,668,813.29*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,668,813.29*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,668,813.29*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.29%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* See Item 5.
** The calculation is based on 67,797,322.29 shares of Common Stock outstanding, which includes (i) the 39,166,129 shares of Common Stock outstanding as of August 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 28,631,193.29 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

CUSIP No. 44107J108	13D	Page 12 of 17 Pages
1	NAMES OF REPORTING PERSONS
Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
28,668,813.29*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
28,668,813.29*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,668,813.29*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.29%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 5.
** The calculation is based on 67,797,322.29 shares of Common Stock outstanding, which includes (i) the 39,166,129 shares of Common Stock outstanding as of August 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer as described below in Item 5), based on information received from the Issuer, and (ii) 28,631,193.29 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

Schedule 13D/A

This Amendment No. 5 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on April 10, 2017 (the “Original 13D”), as amended and supplemented by Amendment No. 1 on February 28, 2018 (“Amendment No. 1”), Amendment No. 2 on January 3, 2019 (“Amendment No. 2”), Amendment No. 3 on February 27, 2019 (“Amendment No. 3”) and Amendment No. 4 on January 3, 2020 (the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, collectively, the “Amended Schedule 13D”), with respect to the Common Stock.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Amended Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Amended Schedule 13D.

The Reporting Persons are filing this amendment to reflect ongoing discussions with the Issuer regarding the Issuer’s strategic and liquidity alternatives in connection with the Issuer’s additional liquidity needs from sources other than property operations. In connection with this amendment, the Reporting Persons are also filing to reflect their new percentage of beneficial ownership of the Issuer, which has increased as a result of (i) the issuance by the Issuer to the Brookfield Investor of 352,889.83 Class C Units on March 31, 2020 and 357,349.96 Class C Units on June 30, 2020, as payments-in-kind for the quarterly distributions declared on Class C Units pursuant to the A&R LPA and (ii) the grant by the Issuer to BSREP II Hospitality II Board LLC, a wholly-owned subsidiary of the Brookfield Investor, of 11,976 shares of Common Stock on July 1, 2020, subject to forfeiture in respect of Lowell G. Baron’s and Bruce G. Wiles’ service as directors of the Issuer.

Item 4.	Purpose of Transaction

Item 4 of the Amended Schedule 13D is amended by adding the following paragraphs beneath the fifteenth paragraph under the subheading “Distributions” under the subheading “Terms of the Class C Units”:

On March 31, 2020, the Brookfield Investor received 352,889.83 Class C Units as a payment-in-kind dividend on 27,920,953.48 Class C Units (adjusted by .01 unit due to rounding) owned by the Brookfield Investor at the time of the dividend payment date in accordance with the terms of the Amended & Restated Agreement of Limited Partnership of OpCo. As a result of the foregoing transactions, the Brookfield Investor owned 28,273,843.31 Class C Units (adjusted by .01 unit due to rounding) on March 31, 2020.

On June 30, 2020, the Brookfield Investor received 357,349.96 Class C Units as a payment-in-kind dividend on 28,273,843.31 Class C Units (adjusted by .01 unit due to rounding) owned by the Brookfield Investor at the time of the dividend payment date in accordance with the terms of the Amended & Restated Agreement of Limited Partnership of OpCo. As a result of the foregoing transactions, the Brookfield Investor owned 28,631,193.29 Class C Units (adjusted by .01 unit due to rounding) on June 30, 2020.

On July 1, 2020, the Issuer granted BSREP II Board 11,976 Restricted Shares subject to forfeiture in respect of Mr. Baron's and Mr. Wiles's service as directors of the Issuer. Such Restricted Shares vest on the earliest of (i) the date of the annual meeting of the Board in 2021; (ii) July 1, 2021; and (iii) a Change in Control, as such term is  defined in the Amended and Restated Employee and Director Incentive Restricted Share Plan of the Issuer, provided that, as of each such date, BSREP II Board or its affiliate retains the right to appoint designees to the Board. The Brookfield Investor owns such 11,976 Restricted Shares through its wholly-owned subsidiary BSREP II Board. As a result of the foregoing transaction, BSREP II owns 37,620 Restricted Shares, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer, through BSREP II Board.

Page 13 of 17 Pages

Item 4 of the Schedule 13D is hereby supplanted by the following paragraph:

As part of the Reporting Persons’ intention to review on a continuing basis its investment in the Issuer, the Reporting Persons have been engaged in discussions with the Issuer regarding the Issuer’s strategic and liquidity alternatives in connection with the Issuer’s additional liquidity needs from sources other than property operations. The Reporting Persons intend to continue to have discussions with the Issuer regarding these matters in order to consider, explore and develop plans, make proposals and negotiate agreements with respect to or relating to, among other things, the foregoing matters.  There can be no assurance that any of the matters described herein will be completed, and nothing herein is or shall be deemed to be an offer to buy, or the solicitation of any offer to sell, any equity, convertible debt or debt securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates the entirety of Item 5 of the Amended Schedule 13D as set forth below.

(a), (b) The following sentences assume that there is a total of 67,797,322.29 shares of Common Stock outstanding, which includes (i) the 39,166,129 shares of Common Stock outstanding as of August 1, 2020 (which includes the 37,620 Restricted Shares granted to BSREP II Board, 11,976 shares of which are subject to forfeiture in respect of Lowell Baron’s and Bruce Wiles’s service as directors of the Issuer), based on information received from the Issuer, and (ii) 28,631,193.29 shares of Common Stock issuable upon redemption of OP Units deliverable upon conversion of the Class C Units.

The Brookfield Investor directly holds 28,631,193.29 Class C Units, which are convertible into OP Units at any time at the option of the Brookfield Investor at the Conversion Price. OP Units are, in turn, generally redeemable for shares of the Common Stock on a one-for-one-basis or the cash value of a corresponding number of shares of Common Stock, at the election of the Issuer, in accordance with the terms of the A&R LPA.  The Brookfield Investor also holds 37,620 Restricted Shares through its wholly-owned subsidiary BSREP II Board. Accordingly, the Brookfield Investor may be deemed to beneficially own 28,668,813.29 shares of Common Stock as of the date hereof, which constitutes 42.29% of the outstanding Common Stock.

As sole manager of the Brookfield Investor, BSREP II GP may be deemed to beneficially own all 28,631,193.29 Class C Units and 37,620 Restricted Shares as described above owned by the Brookfield Investor. As direct and indirect controlling persons of BSREP II GP, each of BAM, Partners Limited, BHC, BUSHI, BUSI, BUSC Finance, BPMH, BPG and Ultimate GP may be deemed to share with BSREP II GP beneficial ownership of such shares of Common Stock underlying such Class C Units and such Restricted Shares.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock.

(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

 (e) Not Applicable.

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SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2020

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Justin Beber
Name:	Justin Beber
Title:	Chief Legal Officer and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name:	Brian Lawson
Title:	President

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Vice President and Secretary

BROOKFIELD US HOLDINGS INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Vice President and Secretary

BROOKFIELD US INC.

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Secretary

BUSC FINANCE LLC

By:	/s/ Katayoon Sarpash
Name:	Katayoon Sarpash
Title:	Secretary

BROOKFIELD PROPERTY MASTER HOLDINGS LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD PROPERTY GROUP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

Page 15 of 17 Pages

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP OF GP LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP L.P.

By: BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II GP OF GP LLC, its general partner

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

BROOKFIELD STRATEGIC REAL ESTATE PARTNERS II HOSPITALITY REIT II LLC

By:	/s/ Melissa Lang
Name:	Melissa Lang
Title:	Senior Vice President and Secretary

Page 16 of 17 Pages

INDEX TO EXHIBITS

Exhibit 1
Initial Articles Supplementary of American Realty Capital Hospitality Trust, Inc. filed with the State Department of Assessments and Taxation of Maryland on January 13, 2017 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 2
Securities Purchase, Voting and Standstill Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 3
Framework Agreement, dated as of January 12, 2017, by and among American Realty Capital Hospitality Advisors, LLC, American Realty Capital Hospitality Properties, LLC, American Realty Capital Hospitality Grace Portfolio, LLC, Crestline Hotels & Resorts, LLC, American Realty Capital Hospitality Trust, Inc., American Realty Capital Hospitality Operating Partnership, LP, American Realty Capital Hospitality Special Limited Partnership, LLC, and solely in connection with Sections 7(b), 7(d), 8, 9 and 10 through 22 (inclusive) thereto, Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 13, 2017 (Commission File No. 000-55394)).

Exhibit 4
Articles Supplementary of Hospitality Investors Trust, Inc., filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 5
Amended and Restated Agreement of Limited Partnership of Hospitality Investors Trust Operating Partnership, L.P., dated as of March 31, 2017 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 6
Ownership Limit Waiver Agreement, dated as of dated as of March 31, 2017 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 7
Registration Rights Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC, American Realty Capital Hospitality Advisors, LLC and American Realty Capital Hospitality Properties, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 8
Amended and Restated Bylaws of Hospitality Investors Trust, Inc., dated as of March 31, 2017, filed with the State Department of Assessments and Taxation of Maryland on March 31, 2017 (incorporated by reference to Exhibit 3.4 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 9
Compensation Payment Agreement, dated as of March 31, 2017, by and among Hospitality Investors Trust, Inc., Lowell G. Baron, Bruce G. Wiles and BSREP II Hospitality II Board LLC (incorporated by reference to Exhibit 10.22 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 10	Joint Filing Agreement (incorporated by reference to Exhibit 10 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017 (Commission File No. 000-55394)).

Exhibit 11
First Follow-On Funding Notice dated as of January 12, 2018, by and among Hospitality Investors Trust Operating Partnership, L.P. and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 11 of the Issuer’s Schedule 13D/A filed on February 28, 2018 (Commission File No. 000-89944)).

Exhibit 12	Joint Filing Agreement (incorporated by reference to Exhibit 12 of the Issuer’s Schedule 13D/A filed on January 3, 2019 (Commission File No. 005-89944)).

Exhibit 13
Second Follow-On Funding Notice dated as of January 11, 2019, by and among Hospitality Investors Trust Operating Partnership, L.P. and Brookfield Strategic Real Estate Partners II Hospitality REIT II LLC (incorporated by reference to Exhibit 13 of the Issuer’s Schedule 13D/A filed on February 28, 2019 (Commission File No. 005-89944)).

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